Valeo

04 MAR 10 AM 7:21

Paris, March 1st, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

04010461

SUPPL

Dear Sirs,

Please find enclosed copy of the notice of meeting for the Ordinary and Extraordinary General Meeting which will be held on March 26, 2004 upon first notice, and, failing quorum, on April 5, 2004.

Yours faithfully,

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

Bruno-Roland Bernard
Financial Relations Director

dlw 3/10

Encl.

Translation from French

VALEO

French *société anonyme* with a share capital of Euros 246,401,184
Registered office: 43, rue Bayen – 75017 Paris,
Paris Registry of Commerce 552 030 967

Notice Meeting

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting on Friday, March 26, 2004 at 3:00 p.m. at the registered office 43, rue Bayen, 75017 Paris. Should a quorum be lacking, the meeting will be held on Monday, April 5, 2004 at 3:00 p.m. at the CNIT – Centre des congrès, Amphithéâtre Diderot, 2, place de la Défense, 92053 Paris la Défense. The meeting will deliberate on the following agenda:

Agenda for the Annual Ordinary Meeting:

- Board of Directors' report on operations and financial statements (unconsolidated and consolidated) for fiscal year 2003;
- Statutory auditors' report;
- Statutory auditors' special report on agreements referred to in Articles L.225-38 *et seq.* of the French Commercial Code;
- Review and approval of the fiscal year 2003 unconsolidated financial statements;
- Review and approval of the fiscal year 2003 consolidated financial statements;
- Approval of the agreements referred to in Article L.225-38 of the French Commercial Code;
- Allocation of the clearing account;
- Transfer of a portion of the special reserve of long-term capital gains to another reserve;
- Allocation of profits for the fiscal year and distribution of dividend;
- Authorization to the Board of Directors to repurchase the Company's shares;
- Renewal of the term of office of PricewaterhouseCoopers Audit SA as statutory auditor;
- Renewal of the term of office of RSM Salustro Reydel as statutory auditor;
- Appointment of Mr. Yves Nicolas as alternate auditor;
- Appointment of Mr. Philippe Arnaud as alternate auditor.

Agenda for the Extraordinary Meeting:

- Authorization to the Board of Directors to grant stock options giving right to subscribe or purchase shares of the Company to staff or senior managers of the Company or of any directly or indirectly held affiliates;
- Authorization to the Board of Directors to reduce the share capital by canceling shares of treasury stock;
- Authorization to the Board of Directors to increase, with preferential subscription right, the share capital by issuing shares and/or securities granting immediate or future access to shares of the Company;
- Authorization to the Board of Directors to increase, without preferential subscription right, the share capital by issuing shares, and/or securities granting immediate or future access to shares of the Company;
- Authorization to the Board of Directors to increase the capital by capitalizing premiums, reserves, profits or other;
- Authorization to the Board of Directors to increase the share capital with allowance by issuing shares reserved for employees having joined a savings plan, with waiver of the shareholders' preferential subscription right in favor of said employees;
- Authorization to the Board of Directors to increase the share capital without allowance by issuing shares reserved for employees having joined a savings plan, with waiver of the shareholders' preferential subscription right in favor of said employees;
- Delegation to the Board of Directors to increase the share capital reserved for Société Générale;
- Delegation to the Board of Directors to issue shares with stock options reserved for members of a company savings plan;
- Amendment to Article 9 of the by-laws (Transfer) to adjust them to some provisions of the French Commercial Code resulting from the Law No 2003-706 of August 1st, 2003 on financial security;
- Amendment to Article 15 of the by-laws (Chairman of the Board of Directors – Vice-Chairman) to adjust them to some provisions of the French Commercial Code resulting from the Law No 2003-706 of August 1st, 2003 on financial security;
- Amendment to Article 17 of the by-laws (Powers of the Board of Directors) to adjust them to some provisions of the French Commercial Code resulting from the Law No 2003-706 of August 1st, 2003 on financial security;
- Amendment to Article 19 of the by-laws (Controlled Agreements) to adjust them to some provisions of the French Commercial Code resulting from the Law No 2003-706 of August 1st, 2003 on financial security;
- Delegation of powers to carry out corporate formalities.

TEXT OF THE RESOLUTIONS

Annual Ordinary Meeting

First resolution *(Review and approval of the fiscal year 2003 unconsolidated financial statements)* – The Shareholders' Meeting, having considered the report prepared by the Board of Directors and the statutory auditors' general report, approved the unconsolidated financial statements for the fiscal year ended December 31, 2003, as they were presented, and all the transactions that they reflect.

Second resolution *(Review and approval of the fiscal year 2003 consolidated financial statements)* – The Shareholders' Meeting, having considered the management report prepared by the Board of Directors and the statutory auditor's report, approved the consolidated accounts for the fiscal year ended December 31, 2003 as they were presented, and all the transactions that they reflect.

Third resolution *(Approval of the agreements referred to in Article L. 225-38 of the French Commercial Code)* – The Shareholders' Meeting, having considered the statutory auditors' special report on the agreements referred to in Articles L. 225-38 *et seq.* of the French Commercial Code, approved the new agreements described therein and the continuance of previously approved agreements.

Fourth resolution *(Allocation of clearing account)* – The Shareholders' Meeting acknowledged that the clearing account pending allocation relating to the equalization tax (*précompte*) paid on September 14, 2003 further to the distribution of the dividend for 2002 made on July 1st, 2003, shows a balance of 39,308,992 euros. The Shareholders' Meeting decided to allocate such account to decrease the retained earnings. Upon such allocation, the retained earnings before allocation of the profits for the fiscal year 2003 amounts to 1,114,029,962.10 euros.

Fifth resolution *(Transfer of a portion of the special reserve of long-term capital gains to another reserve)* – The Shareholders' Meeting decided to transfer to the ordinary reserve account the amount of 100,837,524.94 euros previously credited on the special reserve account for long-term capital gains.

Sixth resolution *(Allocation of profits for the fiscal year and distribution of dividend)* –

1. The Shareholders' Meeting noted that the financial statements for the period ended December 31, 2003 and approved by this Shareholder's Meeting result in a net profit of 180,958,624.50 euros and a profit available for distribution of 1,294,988,586.60 euros.

2. The Shareholders' Meeting decided to allocate the profit available for distribution as follows:

As a dividend to be paid to shareholders	86,240,414.40 EUR
As equalization tax (*précompte mobilier*)	18,197,034.54 EUR
Allocation of the balance to retained earnings	1,190,551,137.66 EUR

The dividend to be paid for fiscal year 2003 shall thus be 1.05 euro per share, which may give rise, according to applicable regulations, to a tax credit the amount of which will be set in accordance therewith.

The dividend shall be paid to the shareholders either at the Company's corporate headquarters or at the teller window of any banks or financial institutions authorized to pay the dividend, upon proper identification of the shareholder, presentation of a certificate of deposit or registration for their shares.

The dividend shall be payable beginning on June 1, 2004.

In the event the company owns some of its own shares when the dividend is paid, the profits relating to the dividend that will not be paid on these shares shall be allocated to "retained earnings".

The Shareholders' Meeting noted that the amount of the dividend distributed, the tax credit and the total income per share over the past three fiscal years were as follows:

Fiscal Year	Number of shares paid	Dividend distributed (in euros)	Tax credit (in euros)(*)	Total income (in euros)
2000	82,923,403	1.35	0.68	2.03
2001	82,068,856	0.70	0.35	1.05
2002	82,133,728	1.00	0.50	1.50

(*) Assuming a tax credit of 50%.

Seventh resolution *(Authorization to the Board of Directors to repurchase the Company's shares)* – The Shareholders' Meeting, having considered the Board of Directors' report and the prospectus approved by the *Autorité des marchés financiers,* authorizes the Board of Directors in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code, to buy back the Company's shares, depending on market conditions, in particular:

- to stabilize the stock price by systematic intervention against the market trend; or
- to tender shares (in exchange, as payment or otherwise) during acquisitions; or
- to tender shares upon exercise of the rights attached to securities giving rights to shares of the Company through redemption, conversion, exchange or presentation of a warrant or any other means; or
- to cancel all or part of such shares, provided that the Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, approves the thirteenth resolution below and under the terms indicated therein; or
- to implement stock purchase plans under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code; or
- to grant shares to employees in respect of their participation in the proceeds of the company's extension and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code; or
- to implement a financial and equity management policy including retaining said shares, selling them and transferring them in general.

The purchases of the Company shares shall be restricted in number as follows:

- The number of shares that the Company may buy during the term of the stock buy-back program may not exceed 10% of the Company's share capital, *i.e.*, for information only, 8,213,373 shares as of December 31, 2003.
- The number of shares that the Company can hold at any time may not exceed 10% of the Company's share capital.

The overall amount allocated to the aforementioned authorized stock buy-back program may not exceed 600 million euros.

The acquisition, sale or transfer of shares may be made at any time, including during a tender offer, and by any means, on the market or over-the-counter, including the acquisition or sale of blocks (without limiting the portion of the buy-back program to be carried out through such means) or the use of options or other financial futures traded on a regulated market or over-the-counter or the issuance of securities entitling by conversion, exchange, redemption, exercise of a warrant or any other means, to shares of the Company held by the latter.

The maximum purchase price of the shares under this resolution shall be 70 euros per share (or its equivalent on the same date in any other currency), this price applying both to acquisitions decided from the date hereof and to future transactions previously entered into and providing for acquisitions of shares subsequent to the date hereof.

This authorization deprives of any effect from the date hereof, up to the portion not used yet, if any, any prior delegation granted to the Board of Directors to purchase the Company's shares. It is given for an eighteen-month period starting today.

The Shareholders' Meeting authorizes the Board of Directors, in the event of a change in the share's par value, an increase the share capital by capitalizing reserves, the granting of bonus shares, a split of shares or a reverse stock split, a distribution of reserves or any other assets, the depreciation of its capital, or undertaking any other transaction affecting shareholder equity, to adjust the aforementioned purchase and selling prices in order to take into account the effect of these transactions on the stock price.

The Shareholders' Meeting authorizes the Board of Directors, with power to delegate as permitted by law, to decide and implement this authorization, to specify, if required, the terms thereof and to determine the terms and conditions with power to delegate, as permitted by law, to complete the buy-back program and, in particular to place any stock exchange order, enter into any agreement with respect to keeping registers of stock purchases and sales, make any declarations to the *Autorité des marchés financiers* and any other authority which may replace it, carry out all formalities and, in general, do whatever is necessary.

Eighth resolution *(Renewal of the term of office of PricewaterhouseCoopers Audit SA as statutory auditor)* – The Shareholders' Meeting, having considered the Board of Directors' report, takes note of the expiration of the term of office of PricewaterhouseCoopers Audit SA, statutory auditor, and decides to renew its term of office as statutory auditor for a term of six fiscal years, *i.e.* upon adjournment of the Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2009.

Ninth resolution *(Renewal of the term of office of RSM Salustro Reydel as statutory auditor)* – The Shareholders' Meeting, having considered the Board of Directors' report, takes note of the expiration of the term of office of RSM Salustro Reydel, statutory auditor, and decides to renew its term of office as statutory auditor for a term of six fiscal years, *i.e.* upon

adjournment of the Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2009.

Tenth resolution *(Appointment of Mr. Yves Nicolas as alternate auditor)* – The Shareholders' Meeting, having considered the Board of Directors' report, decides to appoint Mr. Yves Nicolas, residing at 32 rue Guersant, 75017 Paris, as alternate auditor for a term of six fiscal years, *i.e.* upon adjournment of the Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2009.

Eleventh resolution *(Appointment of Mr. Philippe Arnaud as alternate auditor)* – The Shareholders' Meeting, having considered the Board of Directors' report, takes note of the expiration of the term of office of Mr. Jean-Louis Mullenbach and decides to appoint Mr. Philippe Arnaud, residing at 8 avenue Delcassé, 75008 Paris, as alternate auditor for a term of six fiscal years, *i.e.* upon adjournment of the Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2009.

Extraordinary Meeting

Twelfth resolution *(Authorization to the Board of Directors, to grant stock options giving right to subscribe or purchase shares of the Company to staff or senior managers of the Company or of any directly or indirectly held affiliates)* – The Shareholders' Meeting, having the quorum and majority required for an extraordinary shareholders' meeting and having considered the Board of Directors' report and the statutory auditors' special report:

1. Authorizes the Board of Directors, pursuant to Articles L.225-177 through L.225-185 of the French Commercial Code, on one or more occasions, to grant options giving the right to subscribe new shares of the Company to be issued as capital increase, as well as options giving right to purchase shares of the company held as a result of the buy-back carried out by the Company as permitted by law, to the staff members whom it shall determine among employees and possibly corporate officers of the Company or of its affiliated companies or groups as provided for in Article L.225-180 of the Commercial Code.

2. Decides that the subscription and purchase options granted under this authorization may not give right to more than 1,500,000 shares on the day of the decision of the Board of Directors.

3. Decides that the price payable upon exercise of the stock options shall be set by the Board of Directors the day on which the options are granted and that (i) in the event of granting of subscription options, such price may not be lower than 100 % of the average first stock prices of the Company's share on the *Premier marché* of Euronext Paris during the 20 trading sessions preceding the day on which the options are granted, and (ii) in the event of granting of purchase options, such price may not be lower than the price indicated in paragraph (i) above, or than 100 % of the average purchase price of the shares held by the Company under Articles L. 225-208 and L. 225-209 of the French Commercial Code. If the Company carries out one of the financial transactions provided for by Article L.225-181 of the French Commercial Code, or by Article 174-9A of the Decree No 67-236 of March 23, 1967, the Board of Directors shall, according to the regulations then in effect, adjust the number and price of shares that may be obtained by exercising the option granted to the beneficiaries in order to take into account those transactions; it being reminded that the option price may not be modified to take into account the decrease in the stock price;

4. Acknowledges that this authorization entails, in favor of the beneficiaries of subscription options, express waiver by the shareholders to their preferential subscription right to the shares which will be issued upon exercise of the subscription options. The capital increase resulting from the exercise of the subscription options shall be finally carried out due to the sole statement of the exercise of option along with subscription forms and the discharging payment that may be made in cash or by set-off with receivables on the Company;

5. Consequently, the Shareholders' Meeting grants the Board of Directors full powers to implement this authorization and, in particular, in order to:

- draw up the list of option beneficiaries and the number of options allocated to each of them;
- set the terms and conditions of the options, and in particular:
    - the term of validity of the options; it being understood that the options shall be exercised within a maximal period of eight years;
    - the dates or periods of exercise of the options; it being understood that the Board of Directors may (a) anticipate the dates or periods of exercise of the options, (b) maintain the exercisable nature of the options, or (c) modify the dates or periods during which the shares obtained by exercise of options may not be sold or converted into bearer form;
    - the possible provisions prohibiting the immediate resale of all or part of the shares, provided that the period imposed for keeping the securities does not exceed three years after the option is exercised;
- if necessary, limit, suspend, restrict or prohibit the exercise of options or the sale or conversion into bearer form of the shares obtained by exercise of options, for certain periods or from certain events, its decision relating to all or part of the options or shares or concerning all or part of the beneficiaries;
- set the date of exercise, even retroactive, of the new shares derived from the exercise of subscription options;

6. Decides that the Board of Directors will also have all powers, with power to delegate to its chairman as permitted by law, to acknowledge the completion of the capital increases up to the amount of shares that will be actually subscribed by exercise of subscription options, to modify the by-laws accordingly, and upon its sole decision, if it deems it appropriate, to allocate the costs of capital increases on the amount of premiums related to such transactions and deduct from such amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase, and carry out all formalities required to the listing of the securities so issued, all declarations with all bodies and do whatever is otherwise necessary.

7. Decides that this authorization deprives of any effect from the date hereof, up to the portion not used yet, if any, any prior delegation granted to the Board of Directors to grant stock options. It is given for a thirty-eight-month period starting today.

Thirteenth resolution (*Delegation to the Board of Directors to reduce the share capital by canceling shares of treasury stock*) – The Shareholders' Meeting, having the quorum and majority required for extraordinary shareholders' meetings, and having considered the report of the Board of Directors and the special report of the statutory auditors, authorizes the Board of Directors to reduce the share capital, on one or more occasions, under any such proportions and at any such periods as it will determine, by canceling any such quantity of treasury shares at it may decide within the limits authorized by the law, in accordance with Articles L. 225-209 *et seq.* of the French Commercial Code.

The maximum number of shares that may be cancelled by the Company pursuant to this authorization, for a twenty-four-month period, is 10% of the shares forming the Company's capital; it being reminded that this limit applies to an amount of the Company's capital that will be adjusted, if necessary, to take into account the transactions affecting the share capital subsequently to this Shareholders' Meeting.

This authorization deprives of any effect from the date hereof, up to the portion not used yet, if any, any prior delegation granted to the Board of Directors to reduce the share capital by canceling treasury shares. It is given for a twenty-six-month period starting today.

The Shareholders' Meeting grants all powers to the Board of Directors, with power to delegate, to carry out the cancellation and capital decrease which may be carried out pursuant to this authorization, to modify the by-laws accordingly and to carry out all formalities.

Fourteenth resolution (*Delegation to the Board of Directors to increase– with preferential subscription right - the share capital by issuing shares and/or other securities granting immediate or future access to shares of the Company*) – The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report and statutory auditors' special report, and in accordance with Article L. 225-129, III of the French Commercial Code, in particular its paragraph 3:

1. Delegates to the Board of Directors the powers necessary to increase the share capital, in one or more occasions, in France or abroad, under any such proportion and at any such periods it may deem appropriate, either in euros, or in any other currency or monetary unit established by reference to several currencies, by issuing shares or other securities, including unattached warrants, issued for valuable or no consideration, granting immediate or future access at any time or at fixed date, to shares (either new or already issued) of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or any other means (such securities including bonds with equity warrants, bonds convertible into shares and bonds exchangeable for shares referred to, and governed by, Articles L. 225-150 *et seq.*, L. 225-161 *et seq.* and L. 225-168 *et seq.* of the French Commercial Code, respectively); it being specified that the subscription of shares and other securities may be made either in cash, or by set-off with receivables, and that this delegation shall not include any issuance of priority shares with or without voting right or investment certificates;

2. Decides to set as follows the limits of the amounts of authorized issuances in case of use by the Board of Directors of this delegation:

- the maximum nominal amount of the capital increases which may occur immediately or in the future pursuant to this delegation is set at 76.22 million euros; it being understood that the global maximum nominal amount of the capital increases which may occur,

immediately or in the future, pursuant to this delegation and that granted pursuant to the fifteenth and sixteenth resolutions of this Meeting, is set at 100 million euros;

- the nominal value of the shares to be possibly issued in addition in case of new financial transactions, if any, shall be added to these upper-limits in order to preserve the rights of holders of securities giving right to shares in the future;

- the global maximum nominal amount of the issuances of debt securities granting access to the capital may not exceed 1.52 billion euros or the equivalent on the date of issuance of such amount in any other currency or any other monetary unit established by reference to several currencies; it being specified (i) that such amount is independent from the amount of the bonds and other debt securities which may be issued in accordance with the sixth resolution adopted by the Shareholders' Meeting of June 10, 2002 and (ii) that the maximum nominal amount of debt securities likely to be issued pursuant to this resolution and the fifteenth resolution of this Meeting is set at 2 billion euros or the equivalent on the date hereof of such amount in any other currency or other monetary unit established by reference to several currencies;

3. Sets at twenty-six months, from the day of this Meeting, the validity term of the delegation to issue under this resolution;

4. In case of use by the Board of Directors of this delegation:

- decides that the issuance(s) shall be preferably reserved to shareholders who may subscribe as of right (*à titre irréductible*) in proportion to the number of shares that they will then hold;

- further grants to the Board of Directors the power to institute a subscription right for remaining securities (*à titre réductible*);

- acknowledges and decides, to the extent necessary, that this delegation automatically entails in favor of holders of issued securities, waiver by the shareholders to their preferential subscription rights to shares to which the issued securities will entitle immediately or in the future;

- decides to waive the preferential subscription right of shareholders to shares issued by conversion of bonds or exercise of autonomous warrants;

- decides that, in the case of issuances of shares or compound securities, if the subscriptions as of right (*à titre irréductible*) and for remaining securities (*à titre réductible*), if any, have not absorbed the aggregate issuance, the Board of Directors may use, as permitted by law and in such order as it may determine, either of the powers below:

  - to limit the issuance to the amount of the subscriptions provided that it reaches three-quarters at least of the decided issuance;

  - to freely allocate all or part of the shares or, in case of compound securities, said securities the issuance of which has been decided but having not been subscribed;

- to offer to the public, by public issuance, all or part of the shares or, in case of compound securities, said non-subscribed securities, on the French market and/or abroad and/or on the international market;

- decides that the issuances of stock options of the Company may be carried out either by subscription offer, or by free granting to owners of former shares;

- decides that in case of a free granting of unattached warrants, the Board of Directors will have the power to decide that the rights to grant fractional shares will not be tradable and that the corresponding securities will be sold;

5. Decides that the Board of Directors will have all powers, with power to sub-delegate as permitted by the law, to implement this delegation, in order, in particular, to:

- determine the category of securities to be issued;

- decide the amount to be issued, the issuance price and the amount of the premium that may be requested upon issuance, if any;

- determine the dates and terms of issuance, type, characteristics of the securities to be created; decide, furthermore, in case of bonds or other debt securities, whether they are subordinated or not (and their subordination rank, if necessary, in accordance with Article L. 228-97 of the French Commercial Code), set their interest rate (in particular fixed or variable interest rate or zero coupon or indexed), their term (fixed or indefinite) and other conditions of issuance (including whether they are granted guarantees or liens) and amortization (including reimbursement by delivery of assets of the Company); if necessary, such securities may carry with them warrants entitling to the granting, acquisition or subscription of bonds or other securities representing receivables or take the form of complex bonds within the meaning determined by stock exchange authorities (for example, due to their terms of redemption or remuneration or other rights such as indexation, option rights); to modify, for the duration of the securities concerned, the conditions referred to above, in compliance with the applicable formalities;

- determine the method of payment of the shares or other securities to be issued immediately or in the future;

- set, if necessary, the terms of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, even if retroactive, from which the new shares will bear interest, determine the conditions of exercise of the rights to conversion, exchange, redemption, if any, including by delivery of assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions to carry out the issuance;

- set the terms and conditions under which the Company will possibly have the right to purchase or exchange on the stock exchange, at any time or at

fixed periods, securities issued or to be issued immediately or in the future, in order to cancel them or not, in accordance with the law;

- provide an option to suspend the exercise of rights attached to such securities for a maximum period of three months;
- upon its sole initiative, to allocate the costs of share capital increases to its share premiums and deduct from such amount the amounts required to increase the amount of the legal reserve to one-tenth of the new capital after each capital increase;
- proceed to any adjustments required in accordance with the legal and regulatory provisions in order to take into account the impact of transactions on the Company's capital, in particular in case of modification of the par value of the share, capital increase by incorporation of reserves, granting of free shares, stock split or reverse stock split, distribution of reserves or of any other assets, amortization of capital, or any other transaction relating to equity capital, and to set the terms and conditions to ensure the protection of the rights of holders of securities granting future access to the share capital in the future will be ensured;
- acknowledge the completion of each capital increase and modify the by-laws accordingly;
- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and carry out all formalities necessary for the issuance, listing and financial service of the securities issued pursuant to this delegation and the exercise of rights attached thereto;

6. Acknowledges that this delegation deprives of any effect starting today, up to the portion not used yet, if any, any prior delegation relating to the issuance, with preferential subscription right, of securities granting access, immediately or in the future, to portion of the Company's share capital;

7. Acknowledges the fact that, in the event that the Board of Directors would use the delegation granted to it in this resolution, the Board of Directors shall report to the next ordinary Shareholders' Meeting, in accordance with Article L. 225-129, V, paragraph 3, of the French Commercial Code, the use made of the authorizations granted in this resolution.

Fifteenth resolution (*Delegation to the Board of Directors to increase – without preferential subscription right - the share capital by issuing shares and/or other securities granting immediate or future access to shares of the Company*) – The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report and statutory auditors' special report, and in accordance with Article L. 225-129, III of the French Commercial Code, in particular its paragraph 3, and Article L.225-148 of said Code:

1. Delegates to the Board of Directors the powers necessary to increase the share capital, on one or more occasions, under any such proportion and at any such periods it may deem appropriate, on the French market and/or foreign markets and/or the international market,

through a public offer, either in euros, or in any other currency or monetary unit established by reference to several currencies, by issuing shares or other securities, including unattached warrants, issued for valuable or no consideration, granting immediate or future access, at any time or at fixed date, to shares (either new or already issued) of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or any other method (such securities including bonds with equity warrants, bonds convertible into shares and bonds exchangeable for shares referred to, and governed by, Articles L. 225-150 *et seq.*, L. 225-161 *et seq.* and L. 225-168 *et seq.* of the French Commercial Code, respectively); it being specified that the subscription of shares and other securities may be made either in cash, or by way of set-off with receivables, and that this delegation shall not include any issuance of priority shares with or without voting right or investment certificates. Such securities may, in particular, be issued to remunerate securities that would be contributed to the Company, in the context of an exchange public tender offer carried out in France or abroad according to local rules (for example in the context of an Anglo-Saxon "*reverse merger*") on securities complying with the conditions set by Article L. 225-148 of the French Commercial Code;

2. Delegates to the Board of Directors the powers necessary to carry out, in addition to issuances that could be carried out under this delegation, the issuance of shares or securities representing a portion of the capital of the Company to be issued further to the issuance by the companies in which the Company directly or indirectly holds more than half of the share capital, with the consent of the latter:

- of bonds issued by the Company's subsidiaries with stock options of the Company; or

- of any other securities issued by the Company's subsidiaries giving right to newly-issued or existing securities that represent an interest in the share capital of the Company, whether by conversion, exchange, redemption, presentation of a warrant or any other means, at any time or at a fixed date.

This decision automatically entails waiver by the shareholders of the Company to their preferential subscription right to shares or securities to which such securities entitle, in favor of holders of securities likely to be issued by the Company's subsidiaries.

The issuance of shares or warrants and securities representing a portion of the Company's capital further to the transactions referred to in this paragraph 2 may not, in all events and without taking into account adjustments likely to be made as permitted by law, cause the share capital of the Company to be increased by more than 76.22 million euros, or the equivalent of such amount on the issuance date, that will be allocated to the global upper-limit set below for capital increases which may be carried out pursuant to this delegation;

3. Decides to set as follows the limits of the authorized issuance amounts in case of use of this delegation by the Board of Directors:

- the maximum nominal immediate or future share capital increases that may be carried out pursuant to this delegation is set at 76.22 million euros; it being understood that the global maximum nominal immediate or future share capital increases that may be carried out pursuant to this delegation and under the fourteenth and sixteenth resolutions of this Meeting is set at 100 million euros;

- the nominal value of the supplemental shares that may be issued in case of new financial transactions, if any, in order to preserve the rights of holders of securities giving right to shares in the future, shall be added to this upper-limit;

- the global maximum nominal amount of debt securities issued and giving access to the Company's capital may not exceed 1.52 billion euros or the equivalent on the date of issuance of such amount in any other currency or any other monetary unit established by reference to several currencies; it being specified (i) that such amount is independent from the amount of the bonds and other debt securities which may be issued in accordance with the sixth resolution of the Shareholders' Meeting of June 10, 2002 and (ii) that the maximum nominal amount of debt securities likely to be issued pursuant to this resolution and the fourteenth resolution of this Meeting is set at 2 billion euros or its equivalent on the date hereof in any other currency or other monetary unit established by reference to several currencies;

4. Sets at twenty-six months, from the date of this Meeting, the validity term of the delegation under this resolution;

5. Decides to waive the shareholders' preferential subscription right to the securities purpose of this resolution, however, by letting the Board of Directors have the power to grant shareholders, for such time-period and according to such terms as it may determine and for all or part of any completed issuance, a subscription preference that may not give rise to the creation of negotiable rights and that shall be exercised in proportion to the number of shares owned by each shareholder and may possibly be supplemented by a subscription for remaining securities; it being specified that the non-subscribed securities will thus be publicly offered in France and/or abroad and/or on the international market;

6. Decides that if the subscriptions, including, those of the shareholders, if any, have not absorbed the entire issuance, the Board may limit the transaction to the subscriptions received, provided that the amount of the subscriptions is at least equal to three-quarters of the decided issuance;

7. Acknowledges and decides, to the extent necessary, that this delegation automatically entails in favor of holders of issued securities, express waiver by the shareholders to their preferential subscription rights to the securities to which the issued securities will entitle;

8. Decides to waive shareholders' preferential subscription right to shares issued by conversion of bonds or by the exercise of autonomous warrants;

9. Decides, in accordance with Article L. 225-136 2° of the French Commercial Code, that:

- the issuance price for the shares issued directly shall be at least the average first stock prices of the former share on the *Premier marché* of Euronext Paris during ten consecutive trading days elected among the last twenty trading days prior to the beginning of the issuance, after correction, as the case may be, of such average in case of difference between the exercise dates;

- the issuance price of securities (including unattached stock purchase warrants) other than shares will be such that the amount received immediately by the Company, increased, as the case may be, by the amount the Company would subsequently receive for each share

issued as a result of the issuance of such other securities, is at least equal to the average of the corrected stock price defined in the previous paragraph;

- the conversion, redemption or transformation into shares of each convertible, redeemable or transformable bond, taking into account its nominal value, must be made into a number of shares such as the amount received by the Company, for each share, will be at least equal to the corrected average of the stock prices defined in the first subparagraph of this paragraph 9;

- should the provisions of Article L. 225-136 2° of the French Commercial Code be amended, the above provisions shall be deemed cancelled and superseded by the new applicable legal provisions;

10. Decides that the Board of Directors will have all powers, with power to delegate as permitted by law, to implement this delegation in order, in particular, to:

- determine the class of securities to be issued;

- decide the amount to be issued, the issuance price and the amount of the premium which may be requested upon issuance, if any;

- determine the issuance dates and terms of issuance, the type and characteristics of the securities to be issued; decide, furthermore, in case of bonds or other debt securities, whether they should be subordinated or not (and their subordination rank, if necessary, in accordance with Article L. 228-97 of the French Commercial Code), set their interest rate (in particular fixed or variable interest rate or zero coupon or indexed), their term (fixed or indefinite) and other conditions of issuance (including whether they are granted guarantees or liens) and amortization (including reimbursement by delivery of assets of the Company); if necessary, such securities may have attached warrants entitling to the granting, acquisition or subscription of bonds or other securities representing receivables or take the form of complex bonds within the meaning determined by stock exchange authorities (for example, due to their conditions of reimbursement or remuneration or other rights such as indexation, option rights); modify, for the duration of the securities concerned, the conditions referred to above, in compliance with applicable formalities;

- determine the method of payment of the shares or other securities to be issued immediately or in the future;

- set, if necessary, the terms of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, even if retroactive, from which the new shares will bear interest, determine the conditions of exercise of the rights to conversion, exchange, redemption, if any, including by remitting assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions to carry out the issuance;

- set the terms and conditions under which the Company will possibly have the right to purchase or exchange securities to be issued immediately or in

the future on the stock exchange, at any time or at fixed periods, , in order to cancel them or not, in accordance with the law;

- provide a right to suspend the exercise of rights attached to the issued securities for a maximum period of three months;

- more particularly, in case of issuance of securities in the context of an exchange offer (*offre publique d'échange* (OPE)), draw up the list of securities brought to the exchange, set the conditions for the issuance, the exchange ratio as well as the amount of the equalization payment in cash (*soulte*), if any, and determine the terms and conditions of issuance for an alternative purchase or exchange offer, an OPE or a single offer to buy or trade securities in consideration for a payment in securities or cash, or a public takeover offer (*offre publique d'achat* (OPA)) or an exchange offer with a subsidiary public takeover offer or exchange offer, or any other form of public offer complying with the law and regulations applicable to said public offer;

- at its sole discretion, to allocate the costs of share capital increases on the amount of related premiums and deduct from such amount the amounts required to increase the amount of the legal reserve to one-tenth of the new share capital after each capital increase;

- make any adjustments required in accordance with the legal and regulatory provisions in order to take into account the impact of transactions on the Company's share capital, in particular in case of modification of the par value of the share, share capital increase by incorporation of reserves, granting of free shares, stock split or reverse stock split, distribution of reserves or of any other assets, amortization of share capital, or any other transaction relating to shareholders equity capital, and to set the terms and conditions to ensure the protection of the rights of holders of securities granting future access to the share capital;

- acknowledge the completion of each capital increase and modify the by-laws accordingly;

- generally, enter into any agreement, in particular to make sure the contemplated issuances are successful , take all measures and carry out all formalities necessary for the issuance, listing and financial servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto;

11. Acknowledges that this delegation deprives of any effect starting on the date hereof, up to the portion not used yet, if any, any prior delegation relating to the issuance, without preferential subscription right, of securities granting immediate or future access to portion of the Company's share capital;

12. Acknowledges the fact that, in the event that the Board of Directors would use the delegation granted to it in this resolution, the Board of Directors shall report to the next ordinary Shareholders' Meeting, in accordance with Article L. 225-129, V, paragraph 3, of the French Commercial Code, the use made of the authorizations granted in this resolution.

Sixteenth resolution (*Authorization to the Board of Directors to increase the share capital by capitalizing premiums, reserves, profits or other*) – The Shareholders' Meeting, having the quorum and majority conditions required for ordinary shareholders' meetings, having considered the Board of Directors' report and in accordance with Article L. 225-129, II of the French Commercial Code:

1. Delegates to the Board of Directors all powers to increase the share capital, on one or more occasions, under any such proportion and at any such periods it may deem appropriate, by capitalization of premiums, reserves, profits or other, the capitalization of which shall be allowed by the law and the by-laws, taking the form of granting of free shares or increase in the par value of the existing shares or by jointly using both methods. The maximum nominal amount of the capital increases likely to be carried out in this respect may not exceed 76.22 million euros; it being specified that the global maximum nominal amount of the capital increases likely to be carried out, directly or not, pursuant to this delegation and pursuant to the fourteenth and fifteenth resolutions of this Meeting is set at 100 million euros;

2. In case of use by the Board of Directors of this delegation of powers, the latter will have all powers, with right to sub-delegate as permitted by law, to implement this delegation, in order, in particular, to:

- set the amount and nature of the sums to be incorporated into the share capital, set the number of new shares to be issued and/or the increase of the par value of the existing shares forming the share capital, determine the date, even if retroactive, from which the new shares will bear exercise or that at which the increase in the par value will be effective;

- decide, in case of distributions of free shares:

  - that as an exception to the provisions of Article L. 225-149 of the French Commercial Code, the fractional rights may not be traded and that the corresponding shares will be sold; the amounts from the sale shall be allocated to the holders of the rights no later than thirty days after the date of registration of all the granted shares on the Company's book;

  - that shares granted on the basis of the existing shares with double voting rights will benefit from such right upon issuance;

  - to make any required adjustments in compliance with the legal and regulatory provisions;

  - to acknowledge the completion of each capital increase and to modify the by-laws accordingly;

  - generally, to enter into any agreement, take all measures and make all formalities useful for the issuance, listing and financial servicing of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto;

3. This authorization deprives of any effect starting on the date hereof, up to the portion not used yet, if any, any prior delegation granted to the Board of Directors to increase the share

capital by capitalizing premiums, reserves, profits or other. It is given for a twenty-six-month period from the date hereof.

Seventeenth resolution *(Authorization to the Board of Directors to increase the share capital with allowance by issuing shares reserved for employees having joined a savings plan, with waiver of the shareholders' preferential subscription right in favor of said employees)* –

The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report and statutory auditors' special report, and in accordance with, on the one hand, Articles L. 225-129 VII and L. 225-138 of the French Commercial Code and, on the other hand, Articles L. 443-1 *et seq.* of the French Labor Code:

- delegates to the Board of Directors, with power to sub-delegate upon its sole deliberations, the powers necessary to increase the share capital, on one or more occasions, for a maximum nominal amount of 3,540,000 euros, by issuing shares reserved for employees, early retirees or retirees of the Valeo group formed by the Company and the French and foreign affiliates included in the consolidation perimeter of the accounts of the Company in accordance with Article L. 444-3 of the French Labor Code, to the extent that such employees, early retirees or retirees, join one of the Company savings plan that would be set up by one of the companies of the Valeo group;

- sets at five years, starting on the date hereof, the validity term of the present delegation;

- decides that the issuance price for the new shares shall amount to 80% of the average first stock prices of the share on the *Premier marché* of Euronext Paris during the twenty trading days preceding the day of the decision setting the opening date of subscriptions, for members of a company savings plan, and 70% of such average when the unavailability period *(période d'indisponibilité)* provided for by the plan pursuant to Article L. 443-6 of the French Labor Code is greater than, or equal to, ten years;

- authorizes the Board of Directors to grant, for free, in addition to shares to be issued in cash to the above-mentioned beneficiaries, , shares to be issued or already issued or any other securities to be issued or already issued, granting access to the share capital; in such a case, the total benefit resulting from such granting and the difference between the subscription price and the average of the aforementioned stock prices may not exceed the benefit from which the members of the savings plan would have benefited should such difference be 20% for a company savings plan and 30% when the unavailability period *(période d'indisponibilité)* provided for by the plan pursuant to Article L. 443-6 of the French Labor Code is greater than, or equal to, ten years;

- decides to waive, in favor of the above-mentioned beneficiaries, the shareholders' preferential subscription right to securities purpose of this authorization, and to waive all rights to free shares that would be issued pursuant to this resolution;

- decides that the Board of Directors will have all powers to implement this delegation, with power to sub-delegate as permitted by law, within the limits and under the conditions specified above in order to, in particular:

- set under the legal conditions the list of companies whose employees, early retirees or retirees may subscribe to the issued shares and benefit from free shares, if any;
- decide that the subscriptions will be made directly or through a company mutual fund (*fonds commun de placement d'entreprise*) or other structures or entities as permitted by applicable laws and regulations;
- determine the conditions, in particular regarding seniority, which shall be fulfilled by the beneficiaries of the capital increase;
- determine the conditions under which retirees and early retirees member of a company savings plan may or not subscribe to the share capital increase;
- set the dates of opening and closing of the subscriptions;
- set the amounts of the issuances under this authorization and determine, in particular, the issuance prices, dates, time-periods, terms and conditions of subscription, payment, delivery and exercise of the securities (even retroactive) as well as the other terms and conditions of the issuances, in accordance with the law ;
- when granting free shares or other securities granting access to the capital, set the number of shares or other securities granting access to the capital to be issued, the number to be granted to each beneficiary, and determine the dates, time-periods, terms and conditions of granting of such shares or other securities granting access to the share capital in accordance with the law and, in particular, choose either to fully or partly substitute the granting of such shares or other securities granting access to the capital to the maximum allowances provided for above for the determination of the issuance price, or to allocate the counter-value of such shares on the total amount of the allocation (*abondement*), or to combine both possibilities;
- acknowledge the completion of the share capital increases up to the amount of the shares that will be subscribed individually or through a mutual fund or other structures or entities permitted by the applicable legal or regulatory provisions and modify the by-laws accordingly;
- if necessary, allocate the costs of capital increases on the amount of premiums related thereto and deduct from such amounts the sums necessary to increase the amount of the legal reserve to one-tenth of the new capital resulting from such capital increases;
- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and decisions and carry out all formalities necessary for the issuance, listing and financial servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto or subsequent to the completed capital increases;

– decides, if necessary, that the maximum nominal amount of the share capital increase authorized by this resolution is distinct from that authorized by the other resolutions of this Meeting.

Eighteenth resolution *(Authorization to the Board of Directors to increase the share capital without allowance by issuing shares reserved for employees having joined a savings plan, with waiver of the shareholders' preferential subscription right in favor of said employees)* –

The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report and statutory auditors' special report, and in accordance with, on the one hand, Articles L. 225-129 VII and L. 225-138 of the French Commercial Code and, on the other hand, Articles L. 443-1 *et seq.* of the French Labor Code:

- delegates to the Board of Directors, with power to sub-delegate upon its sole deliberations, the powers necessary to increase the share capital, on one or more occasions, for a maximum nominal amount of 150,000 euros, by issuing shares reserved for employees, early retirees or retirees of the Valeo group formed by the Company and the French and foreign affiliates included in the consolidation perimeter of the accounts of the Company in accordance with Article L. 444-3 of the French Labor Code, to the extent that such employees, early retirees and retirees, join one of the Company savings plan that would be set up by one of the companies of the Valeo group;

- sets at five years, starting on the date hereof, the validity term of the present delegation;

- decides that the issuance price for the new shares shall amount of the average first stock prices of the share on the *Premier marché* of Euronext Paris during the twenty trading days preceding the day of the decision setting the opening date of subscriptions;

- decides to waive the shareholders' preferential subscription right to securities purpose of this authorization in favor of the above-mentioned beneficiaries;

- decides that the Board of Directors will have all powers to implement this delegation, with power to sub-delegate as permitted by law, within the limits and under the conditions specified above in order to, in particular:

  - set under the legal conditions the list of companies whose employees, early retirees and retirees may subscribe to the issued shares;

  - decide that the subscriptions may be made directly or through a company mutual fund (*fonds commun de placement d'entreprise*) or other structures or entities as permitted by applicable laws and regulations;

  - determine the conditions, in particular regarding seniority, which shall be fulfilled by the beneficiaries of the capital increase;

  - determine the conditions under which retirees and early retirees members of a company savings plan may or not subscribe to the share capital increase;

  - set the dates of opening and closing of the subscriptions;

  - set the amounts of the issuances under this authorization and determine, in particular, the issuance prices, dates, time-periods, terms and conditions of subscription, payment, delivery and exercise of the securities (even retroactive) as well as the other terms and conditions of the issuances, in accordance with the law;

  - acknowledge the completion of the share capital increases up to the amount of the shares that will be subscribed individually or through a mutual fund or other structures or entities permitted by the applicable legal or regulatory provisions and modify the by-laws accordingly;

- if necessary, allocate the costs of capital increases on the amount of premiums related thereto and deduct from such amounts the sums necessary to increase the amount of the legal reserve to one-tenth of the new capital resulting from such capital increases;
- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and decisions and carry out all formalities necessary for the issuance, listing and financial servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto or subsequent to the completed capital increases;

– decides, insofar as necessary, that the maximum nominal amount of the share capital increase authorized by this resolution is distinct from that authorized by the other resolutions of this Meeting.

Nineteenth resolution (*Delegation to the Board of Directors to proceed to increases of the share capital reserved for Société Générale)*

The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report and the statutory auditors' special report, and in accordance with Article L. 225-138 of the French Commercial Code:

– acknowledges the fact that, in some countries, legal or tax difficulties could make it difficult to implement employee shareholding formulas made directly or through a mutual fund (the employees, early retirees or retirees of the companies of the Valeo group having their registered office located in one of such countries and the employees, early retirees or retirees of the companies of the Valeo group residing in such same countries to the extent that they join one of the company savings plan to be set up by one of the companies of the Valeo group are hereinafter referred to as the "**Foreign Employees**", the Valeo group being formed by the Company and the French or foreign affiliates included in the consolidation perimeter of accounts of the Company pursuant to Article L. 444-3 of the French Labor Code);

– delegates to the Board of Directors, with power to sub-delegate upon its sole deliberations, the powers necessary to increase the share capital, on one or more occasions, of a maximum nominal amount of 1,740,000 euros, by issuing new shares reserved for Société Générale, a French *société anonyme* with a capital of 547,086,336.25 euros, having its registered office located at 29 boulevard Haussmann, 75009 Paris, registered with the Registry of Commerce and Companies of Paris under number 552 120 222 (hereinafter the "**Beneficiary**");

– sets at one year, starting on the date hereof, the validity term of the present delegation;

– decides to waive the shareholders' preferential subscription rights for shares that could be issued pursuant to this authorization in favor of the Beneficiary;

– decides that the issuance price for the new shares subscribed by the Beneficiary, in accordance with this delegation, shall be equal to the price to which the shares will be offered to the other employees of the group in accordance with the authorization granted pursuant to the seventeenth resolution;

- decides that the number of new shares to be subscribed by the Beneficiary shall be equal to the sum:

  - of a number of shares equal to the product (x) of the total number of shares of the Company directly subscribed (after possible reduction) by the Foreign Employees pursuant to the authorization granted by the eighteenth resolution, under a leveraged formula equal to that proposed to the other employees of the group directly or through a leveraged company mutual fund (*fonds commun de placement d'entreprise*) pursuant to the authorization granted by the seventeenth resolution and (y) the leverage entrusted to the other employees of the group under such last formula (hereinafter the "**Leverage**") plus one;

  - of a number of additional shares determined in such a manner that the amount of the global allowance to be granted to the Beneficiary due to such additional shares compared to the average of the first stock prices of the share on the *Premier marché* of Euronext Paris for the twenty trading days preceding the day of the decision setting the date of opening of the subscriptions to the capital increase carried out in accordance with the authorization granted by the seventeenth resolution corresponds to the market value, on such date, of the guarantee of the personal contribution of the Foreign Employees (after possible reduction) directly subscribing shares of the Company pursuant to the authorization granted by the eighteenth resolution, under a leveraged formula equal to that proposed to the other employees of the group directly or through a leveraged company mutual fund pursuant to the authorization granted by the seventeenth resolution;

  - and of a number of shares equal to the product of (a) the Leverage plus one by (b) the quotient (x) of the global deposit made by the Foreign Employees to whom it would not be proposed to subscribe pursuant to the eighteenth resolution (after possible reduction) on the frozen accounts (*comptes bloqués*) opened with one or more credit institution(s) under a leveraged formula equal to that proposed to the other employees of the group directly or through a leveraged company mutual fund pursuant to the authorization granted by the seventeenth resolution and (y) the price at which the shares will be offered to the other employees of the group under such last formula;

  up to a limit of a maximum number of 580,000 new shares of a par value of three (3) euros corresponding to the maximum nominal amount of the share capital increase of 1,740,000 euros referred to above,

- decides that the Board of Directors will have all powers, with power to delegate under the conditions provided for by the law, to use in one or more occasions this authorization, in particular to:

  - decide the maximum number of shares to be issued, up to the limits set by this resolution and acknowledge the final amount of each share capital increase and modify the by-laws accordingly,

  - set the dates and all other terms and conditions of such a capital increase and, in particular, the date, even if retroactive, from which the new shares will bear exercise,

- if necessary, allocate the costs of such capital increase on the amount of related premiums and deduct from such amount the sums necessary to increase the amount of the legal reserve to one-tenth of the new capital resulting from such an increase,

- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and decisions and carry out all formalities necessary for the issuance, listing and financial servicing of the shares issued pursuant to this delegation and the exercise of rights attached thereto or subsequent to the capital increases made;

- decides, insofar as necessary, that the maximum nominal amount of the capital increase authorized by this resolution is distinct from that authorized by the other resolutions of this Meeting.

Twentieth resolution *(Delegation to the Board of Directors to issue shares with stock options reserved for members of the company savings plan)*.

The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report and the statutory auditors' special report, and in accordance with Articles L. 225-138 and L. 228-92 of the French Commercial Code and Articles L. 443-1 *et seq.* of the French Labor Code:

- delegates to the Board of Directors, with power to sub-delegate upon its sole deliberations, the powers necessary to increase the share capital, in one or more occasions, by issuing shares with stock options reserved for employees, early retirees or retirees of the Valeo group formed by the Company and the French and foreign affiliates included in the consolidation perimeter of the accounts of the Company in accordance with Article L. 444-3 of the French Labor Code, to the extent that such employees, early retirees or retirees, join one of the Company savings plan that would be set up by one of the companies of the Valeo group;

- decides that the maximum nominal amount of the share capital increases which may be carried out immediately or in the future (by exercise of stock options) pursuant to this delegation is set at 570,000 euros and to such upper-limit the nominal amount of the shares to be possibly issued, in case of new financial transactions, if any, will be added to preserve the rights of holders of stock options;

- decides to waive, in favor of the above-mentioned beneficiaries, the shareholders' preferential subscription right to shares with stock options which are the purpose of this authorization;

- decides to waive, in favor of the holders of securities to be issued, the shareholders' preferential subscription right to shares to be issued at the time of exercise of the stock options;

- sets at five years, starting on the date hereof, the validity term of the delegation to issue included in this delegation;

- decides that the issuance price for the new shares with stock options shall be equal to the average first stock prices of the share on the *Premier marché* of Euronext Paris during

the twenty trading days preceding the day of the decision setting the opening date of the subscriptions;

- decides that to each new share shall be attached one or more stock options enabling, at any time and no later than on the fifth anniversary date of the issuance, the subscription of a number of new shares or a portion of new share for a unit subscription price equal to the average first stock prices of the shares on the *Premier marché* of Euronext Paris during the twenty trading days preceding the day of the decision setting the opening date of the subscriptions to shares with stock options, said number or said portion being determined so that the market value of the benefit resulting from each stock option represents a maximum amount equal to 20% of said average;

- decides that the Board of Directors will have all powers to implement this delegation, with power to sub-delegate as permitted by law, within the limits and under the conditions specified above in order to, in particular:

- set under the legal conditions the list of companies whose employees, early retirees and retirees may subscribe to the issued shares with stock options;
- decide that the subscriptions may be made directly or through a company mutual fund (*fonds commun de placement d'entreprise*) or other structures or entities as permitted by applicable laws and regulations;
- determine the conditions, in particular regarding seniority, which shall be fulfilled by the beneficiaries of the capital increase;
- determine the conditions under which early retirees and retirees members of a company savings plan may or not subscribe to the capital increase;
- set the dates of opening and closing of the subscriptions;
- set the amounts of the issuances under this authorization and determine, in particular, the issuance prices, dates, time-periods, terms and conditions of subscription, payment, delivery and exercise of the securities (even if retroactive) as well as the other terms and conditions of the issuances, in accordance with the law;
- provide for the possibility to suspend the exercise of the rights attached to stock options issued during a maximum time-period of three months;
- proceed to any adjustments required in accordance with the legal and regulatory provisions in order to take into account the impact of transactions on the Company's capital or relating to equity capital, and set the terms and conditions under which the preservation of the rights of holders of stock options, if any, will be ensured;
- acknowledge the completion of the share capital increases up to the amount of the shares that will be subscribed individually or through a mutual fund or other structures or entities permitted by the applicable legal or regulatory provisions and modify the by-laws accordingly;
- if necessary, allocate the costs of capital increases on the amount of premiums related thereto and deduct from such amounts the sums necessary to increase the amount of the legal reserve to one-tenth of the new capital resulting from such capital increases;
- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and decisions and carry out all formalities

necessary for the issuance, listing and financial servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto or subsequent to the completed capital increases;

- decides, insofar as necessary, that the maximum nominal amount of the share capital increase authorized by this resolution is distinct from that authorized by the other resolutions of this Meeting.

Twenty-first resolution *(Amendment to Article 9 of the by-laws (Transfer))* – The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report, decides to modify the third point of Article 9 of the by-laws as follows:

Former drafting:

> "3. *In addition to the thresholds provided for by Article L.233-7 of the French Commercial Code, any individual or legal entity owning directly or indirectly, alone or in concert with other entities, a number of shares representing more than 2% of the share capital or voting rights of the Company, must notify the Company by registered letter with acknowledgement of receipt within fifteen days upon reaching the said 2% threshold, setting forth its name and the names of the persons acting in concert. This notification obligation also applies to each additional 2% of the share capital or voting rights. This obligation also applies when the threshold of 2% (or of a multiple thereof) is crossed in connection with a decrease in ownership of share capital or voting rights.*
>
> *The intermediary recorded as holder of shares in accordance with the third paragraph of Article L.228-1 of the French Commercial Code has the obligation to provide the reports required by this Article for all the shares held on account, without prejudice to the obligations of the owners of the shares.*
>
> *In the event of failure to comply with the provisions set forth above, the sanctions under Article L.233-14 of the French Commercial Code will be applied provided that a request for such sanctions by one or more shareholders holding at least 2% of the share capital or voting rights is recorded in the minutes of the Shareholders' Meeting."*

New drafting:

> "3. *In addition to the thresholds provided for by Article L.233-7 of the French Commercial Code, any individual or legal entity owning directly or indirectly, alone or in concert with other entities, a number of shares representing more than 2% of the share capital or voting rights of the Company, must notify the Company by registered letter with acknowledgement of receipt within <u>five trading days</u> upon reaching the said 2% threshold, setting forth its name and the names of the persons acting in concert. This notification obligation also applies to each additional 2% of the share capital or voting rights. This obligation also applies when the threshold of 2% (or of a multiple thereof) is crossed in connection with a decrease in ownership of share capital or voting rights.*
>
> *In the event of failure to comply with the provisions set forth above, the sanctions under Article L.233-14 of the French Commercial Code will be applied provided that a request for such sanctions by one or more shareholders*

holding at least 2% of the share capital or voting rights is recorded in the minutes of the Shareholders' Meeting."

Twenty-second resolution *(Amendment to Article 15 of the by-laws (Chairman of the Board of Directors – Vice-Chairman))* – The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report, decides to modify the second paragraph of the first point of Article 15 of the by-laws as follows:

Former drafting:

"The Chairman shall represent the Board of Directors. He/she organizes and directs its operations, which he/she shall report on to the Shareholders' Meeting. He/she shall oversee the proper operation of the Company's bodies and make sure, in particular, that the directors are able to fulfill their duties."

New drafting:

"The Chairman organizes and directs the operations of the Board of Directors, which he/she shall report on to the Shareholders' Meeting. He/she shall oversee the proper operation of the Company's bodies and make sure, in particular, that the directors are able to fulfill their duties."

Twenty-third resolution *(Amendment to Article 17 of the by-laws (Powers of the Board of Directors))* – The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report, decides to modify the second point of Article 17 of the by-laws as follows:

Former drafting:

"2. The Board of Directors shall perform any such audits and verifications that it may deem necessary. Each director shall receive all information necessary to fulfill his/her duties and may request access to any documents that he/she deems useful.

New drafting:

"2. The Board of Directors shall perform any such audits and verifications that it may deem necessary. <u>The Chairman or the Managing Director of the Company is bound to communicate to each director all such documents and information necessary to fulfill its duties.</u>"

Twenty-fourth resolution *(Amendment to Article 19 of the by-laws (Controlled Agreements))* – The Shareholders' Meeting, having the quorum and majority conditions required for extraordinary shareholders' meetings, having considered the Board of Directors' report, decides to modify the first paragraph of Article 19 of the by-laws as follows:

Former drafting:

"Any direct or indirect agreement between the Company and one of the members of the Board of Directors, the Chief Executive Officer or a deputy Chief Executive Officer, a shareholder holding more than 5% of the voting rights or, if such shareholder is a company, the company controlling it as defined in Article L.233-3 of the French Commercial Code, must be subject to the prior authorization of the Board of Directors."

New drafting:

"Any direct or indirect agreement between the Company and one of the members of the Board of Directors, the Chief Executive Officer or a deputy Chief Executive Officer, a shareholder holding more than 10% of the voting rights or, if such shareholder is a company, the company controlling it as defined in Article L.233-3 of the French Commercial Code, must be subject to the prior authorization of the Board of Directors."

Twenty-fifth resolution *(Delegation of powers to carry out formalities)* – The Shareholders' Meeting grants all powers to the bearer of an original, a copy or an extract from these minutes to carry out all legal filing, publication and other formalities.

Shareholders holding a stake of the share capital determined in accordance with the decree of March 23, 1967 may request that resolutions be added to the agenda of the shareholders' meeting by sending their request together with the text of the resolution and eventually a brief description of its purpose to the registered office by registered mail with return receipt or by electronics means at the following address: Valeo.assembleegenerale@valeo.com within ten days of publication of this notice.

To be entitled to participate, to be represented at the meeting or to vote by mail:

- owners of registered shares must be recorded in the company register, at least two days before the date of the meeting;

- owners of shares held in bearer form must send to Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312 Nantes Cedex 3, within the same two day-period, a certificate certifying from the approved intermediary in charge of managing their securities that the shares are frozen.

You are reminded that each share is entitled to one vote, and that double voting rights are assigned to shares which have been registered to the same shareholder for at least four years.

Instead of participating personally in the meeting, shareholders may choose one of the following options:

a) Give a proxy to their spouse or to another shareholder;

b) Send a proxy to the company without indicating the name of an agent;

c) Vote by mail.

A form for voting by proxy or by mail will be sent to the owners of registered shares. Owners of shares held in bearer form may also obtain these forms from the head office of the company or from Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312 Nantes Cedex 3 by making their request in writing, at least 6

days before the date of the shareholder's meeting. This form must be returned in the same manner so that Société Générale receives it not later than three days before the meeting. Shareholders who have voted by mail may not participate directly in the shareholder meeting, or be represented by proxy.

The Board of Directors